Exhibit 12

Ratio of Earnings to Fixed Charges

December 31, ($ in millions)	2002	2001	2000	1999	1998
Fixed charges					
Interest and discount expense (a)	**$6,869**	$ 7,599	$ 8,295	$6,526	$5,787
Estimated interest within rental expense	**96**	108	105	98	79
	6,965	7,707	8,400	6,624	5,866
Earnings					
Pretax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	**3,001**	2,900	2,580	2,513	1,957
Fixed charges	**6,965**	7,707	8,400	6,624	5,866
	$9,966	$10,607	$10,980	$9,137	$7,823
Ratio of earnings to fixed charges	**1.43**	1.38	1.31	1.38	1.33

(a)   Excludes the effect of gains or losses on derivatives related to debt in 2002 and 2001. Also excludes $49 million relating to the cumulative effect of accounting change in 2001.